UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Grand Canyon Education, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
38526M 106
(CUSIP Number)
September 18, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	38526M 106

1	NAMES OF REPORTING PERSONS Endeavour Capital Fund IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (See Item 4(c))

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		5,395,750

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,395,750

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	11.8%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* Based on 45,613,794 shares of Grand Canyon Education, Inc. common stock outstanding, which reflects shares outstanding as of September 14, 2009 plus 1,000,000 shares issued by Grand Canyon Education, Inc. on September 18, 2009.

CUSIP No.	38526M 106

1	NAMES OF REPORTING PERSONS Endeavour Associates Fund IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (See Item 4(c))

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		330,470

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	330,470

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.1%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* Based on 45,613,794 shares of Grand Canyon Education, Inc. common stock outstanding, which reflects shares outstanding as of September 14, 2009 plus 1,000,000 shares issued by Grand Canyon Education, Inc. on September 18, 2009.

CUSIP No.	38526M 106

1	NAMES OF REPORTING PERSONS Endeavour Capital Parallel Fund IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (See Item 4(c))

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		610,918

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	610,918

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* Based on 45,613,794 shares of Grand Canyon Education, Inc. common stock outstanding, which reflects shares outstanding as of September 14, 2009 plus 1,000,000 shares issued by Grand Canyon Education, Inc. on September 18, 2009.

CUSIP No.	38526M 106

1	NAMES OF REPORTING PERSONS Endeavour Capital IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (See Item 4(c))

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		6,337,138 *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,337,138 *

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	13.9%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO (Limited Liability Company)
* Endeavour Capital IV, LLC is the general partner of Endeavour Capital Fund IV, L.P., Endeavour Associates Fund IV, L.P. and Endeavour Capital Parallel Fund IV, L.P. Endeavour Capital IV, LLC disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein.
** Based on 45,613,794 shares of Grand Canyon Education, Inc. common stock outstanding, which reflects shares outstanding as of September 14, 2009 plus 1,000,000 shares issued by Grand Canyon Education, Inc. on September 18, 2009.

Item 1.	(a) Name of Issuer:
Grand Canyon Education, Inc. (“Grand Canyon”)
(b) Address of Issuer’s Principal Executive Offices:
3300 West Camelback Road
Phoenix, Arizona 85017

Item 2.	(a) Name of Person Filing:
Endeavour Capital Fund IV, L.P.
Endeavour Associates Fund IV, L.P.
Endeavour Capital Parallel Fund IV, L.P.
Endeavour Capital IV, LLC
(b) Address of Principal Business Office or, if none, Residence:
920 SW Sixth Avenue, Suite 1400
Portland, Oregon 97204
(c) Citizenship:

Endeavour Capital Fund IV, L.P.	Delaware
Endeavour Associates Fund IV, L.P.	Delaware
Endeavour Capital Parallel Fund IV, L.P.	Delaware
Endeavour Capital IV, LLC	Delaware
(d) Title of Class of Securities:
Common stock, $0.01 par value per share
(e) CUSIP:
38526M 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is filing as a:
Not applicable.

Item 4.	Ownership.
(a) Amount beneficially owned:

Endeavour Capital Fund IV, L.P.	5,395,750
Endeavour Associates Fund IV, L.P.	330,470
Endeavour Capital Parallel Fund IV, L.P.	610,918
Endeavour Capital IV, LLC	6,337,138
(b) Percent of class:*

Endeavour Capital Fund IV, L.P.	11.8%
Endeavour Associates Fund IV, L.P.	0.1%
Endeavour Capital Parallel Fund IV, L.P.	1.3%
Endeavour Capital IV, LLC	13.9%

*	Based on 45,613,794 shares of Grand Canyon common stock outstanding, which reflects shares outstanding as of September 14, 2009 plus 1,000,000 shares issued by Grand Canyon on September 18, 2009.

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote

Endeavour Capital Fund IV, L.P.	0
Endeavour Associates Fund IV, L.P.	0
Endeavour Capital Parallel Fund IV, L.P.	0
Endeavour Capital IV, LLC	0
(ii) Shared power to vote or to direct the vote

Endeavour Capital Fund IV, L.P.	0
Endeavour Associates Fund IV, L.P.	0
Endeavour Capital Parallel Fund IV, L.P.	0
Endeavour Capital IV, LLC	0
(iii) Sole power to dispose or to direct the disposition of

Endeavour Capital Fund IV, L.P.	0
Endeavour Associates Fund IV, L.P.	0
Endeavour Capital Parallel Fund IV, L.P.	0
Endeavour Capital IV, LLC	0
(iv) Shared power to dispose or to direct the disposition of

Endeavour Capital Fund IV, L.P.	5,395,750
Endeavour Associates Fund IV, L.P.	330,470
Endeavour Capital Parallel Fund IV, L.P.	610,918
Endeavour Capital IV, LLC	6,337,138
On September 14, 2009, Endeavour Capital Fund IV, L.P., Endeavour Associates Fund IV, L.P., and Endeavour Capital Parallel Fund IV, L.P. entered into a proxy and voting agreement (the “Voting Agreement”) pursuant to which such entities granted to Brent D. Richardson, Grand Canyon’s Executive Chairman, and Christopher C. Richardson, Grand Canyon’s General Counsel and director, a five-year irrevocable proxy to exercise voting authority with respect to 5,395,750 shares, 330,470 shares, and 610,918 shares, respectively, of Grand Canyon common stock held by such entities, for so long as such shares are held by such entities.
Endeavour Capital IV, LLC is the general partner of Endeavour Capital Fund IV, L.P., Endeavour Associates Fund IV, L.P. and Endeavour Capital Parallel Fund IV, L.P. Endeavour Capital IV, LLC disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
This Schedule 13G is filed pursuant to Rule 13d-1(d). For the agreement of the group members to a joint filing, see below.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Agreement for Joint Filing
Endeavour Capital Fund IV, L.P., Endeavour Associates Fund IV, L.P. and Endeavour Capital Parallel Fund IV, L.P. hereby agree that Endeavour Capital IV, LLC shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of Grand Canyon Education, Inc.

Date: September 23, 2009 ENDEAVOUR CAPITAL FUND IV, L.P.
By:	Endeavour Capital IV, LLC
Its: General Partner

By:	/s/ Chad N. Heath
	Name:	Chad N. Heath
Its: Principal

ENDEAVOUR ASSOCIATES FUND IV, L.P.
By:	Endeavour Capital IV, LLC
Its: General Partner

By:	/s/ Chad N. Heath
	Name:	Chad N. Heath
Its: Principal

ENDEAVOUR CAPITAL PARALLEL FUND IV, L.P.
By:	Endeavour Capital IV, LLC
Its: General Partner

By:	/s/ Chad N. Heath
	Name:	Chad N. Heath
Its: Principal

ENDEAVOUR CAPITAL IV, LLC
By:	/s/ Chad N. Heath
	Name:	Chad N. Heath
Its: Principal